============================================================


             SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, DC 20549



                          FORM 11-K

                        ANNUAL REPORT
              PURSUANT TO SECTION 15(d) OF THE
             SECURITIES AND EXCHANGE ACT OF 1934



         FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994


                THRIFT PLAN FOR EMPLOYEES OF
                         CONOCO INC.
                  (FULL TITLE OF THE PLAN)


                         CONOCO INC.
                600 NORTH DAIRY ASHFORD ROAD
                      HOUSTON, TX 77079
 (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)


============================================================

                            INDEX
                            -----

                                                     Page(s)
                                                     -------
Report of Independent Accountants..................       4

Financial Statements:

  Statements of Net Assets Available for Plan
  Benefits, with Fund Information at
  December 31, 1994 and 1993........................    5-8

  Statements of Changes in Net Assets Available
  for Plan Benefits, with Fund Information
  for the Years Ended December 31, 1994 and 1993....   9-12

  Notes to Financial Statements.....................  13-21

Supplemental Schedules:

  Schedule of Assets Held for Investment Purposes
  at December 31, 1994 (Schedule I).................     22

  Schedule of Reportable Transactions for the
  Year Ended December 31, 1994 (Schedule II)........     23


                          EXHIBITS
                          --------

Exhibit
Number                   Description
- -------                  -----------

  24           Consent of Independent Accountants

     Pursuant to the requirements of the Securities and Exchange Act of 1934, Conoco Inc., has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                    Thrift Plan for Employees of
                               Conoco Inc.



                    Date: June 14, 1995


                    By: _________________________________
                                Mario Rocconi, Jr.
                        Vice President of Human Resources

              REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and the Employee Benefit Plans Board of
Conoco Inc.

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for plan benefits of the Thrift Plan for Employees of Conoco Inc. at December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Employee Benefit Plans Board of Conoco Inc. as the Plan's Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules 1 and 2 and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements takes as a whole.

PRICE WATERHOUSE LLP
Philadelphia, Pennsylvania
April 26, 1995


                                                       PAGE 5

                                             THRIFT PLAN FOR EMPLOYEES
                                                         OF
                                                     CONOCO INC.

                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                WITH FUND INFORMATION
                                                 DECEMBER 31, 1994

                                 (Dollars In Thousands, Except Unit or Share Values)

                                                             FUND INFORMATION
                                    --------------------------------------------------------------------
                                                            3-Way       DuPont                 Merrill
                                    Fixed        Family     Asset       Common                 Lynch
                                    Income       of Mutual  Allocation  Stock        Loan      Equity
                                    Fund         Funds      Fund        Fund         Fund      Index
                                    ----------- ---------- ---------   ---------    --------   ---------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $213,970) .............                                      $304,645
  Pooled investments (cost
    $240,905)....................               $121,785    $46,293                             $14,161
  Fixed income
    (contract value ($1,744,067).   $1,744,067
  Short-term investments & cash
  (cost $35,737).................       35,419        67         29         146           $8         10
  Loans to participants-
    principal balance ...........                                                     34,685
                                    ----------- ---------- ---------   ---------    --------   ---------

     Total investments ..........    1,779,486   121,852     46,322     304,791       34,693     14,171


Receivables
  Due from Conoco Inc............        3,584       699        237       1,257                      67
                                    ----------- ---------  ---------   ---------    --------   ---------
  Net assets available for plan
    benefits ....................   $1,783,070  $122,551    $46,559    $306,048      $34,693    $14,238
                                    =========== =========  =========   =========    ========   =========

Unit or share values (note 2) ...       $86.24    $66.80     $11.23      $56.25                  $29.22
                                        ======    ======     ======      ======                  ======



The accompanying notes are an integral part of these financial statements.

Continued on next page



                                                       PAGE 6

                                             THRIFT PLAN FOR EMPLOYEES
                                                         OF
                                                     CONOCO INC.

                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                WITH FUND INFORMATION
                                                 DECEMBER 31, 1994 (Continued)

                                 (Dollars In Thousands, Except Unit or Share Values)

                                                             FUND INFORMATION
                                   ------------------------------------------------------------
                                                                         Merrill
                                    Merrill   Merrill       Merrill      Lynch
                                    Lynch     Lynch         Lynch        Basic
                                    Global    Balanced      Capital      Value
                                    Holdings  Fund          Fund         Fund         Total
                                    --------  ---------    --------     --------    -----------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $213,970) .............                                                     $304,645
  Pooled investments (cost
    $240,905)....................   $27,186     $5,730     $17,993       $9,730        242,878
  Fixed income
    (contract value $1,744,067)..                                                    1,744,067
  Short-term investments & cash
  (cost $35,737).................        31          4          17            6         35,737
  Loans to participants-
    principal balance ...........                                                       34,685
                                    --------    -------     -------      -------     ----------

     Total investments ..........    27,217      5,734      18,010        9,736      2,362,012


Receivables
  Due from Conoco Inc............       193         40         116           75          6,268
                                    --------    -------    --------      -------    -----------
  Net assets available for plan
    benefits ....................   $27,410     $5,774     $18,126       $9,811     $2,368,280
                                    =======     =======    ========      =======    ===========

Unit or share values (note 2) ...    $12.18     $10.19      $25.70       $22.35
                                     ======     ======      ======       ======


The accompanying notes are an integral part of these financial statements.


                                                       PAGE 7

                                             THRIFT PLAN FOR EMPLOYEES
                                                         OF
                                                     CONOCO INC.

                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                WITH FUND INFORMATION
                                                 DECEMBER 31, 1993

                                 (Dollars In Thousands, Except Unit or Share Values)

                                                            FUND INFORMATION
                                    -------------------------------------------------------------------
                                                           3-Way        DuPont                 Merrill
                                     Fixed      Family     Asset        Common                 Lynch
                                     Income     of Mutual  Allocation   Stock       Loan       Equity
                                     Fund       Funds      Fund         Fund        Fund       Index
                                    ---------   --------   ----------  ---------  --------    ---------

Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $186,834) .............                                      $255,889
  Pooled investments (cost
    $203,991)....................               $103,641    $50,342                            $14,184
  Fixed income
    (contract value $1,593,824)..   $1,593,824
  Short-term investments & cash
  (cost $38,359).................       37,644       172        147          97                      5
  Loans to participants-
    principal balance ...........                                                 $34,192
                                    ----------  ----------  --------   ---------  --------    ---------

  Total investments..............    1,631,468   103,813     50,489     255,986    34,192       14,189

Receivables
  Due from Conoco Inc............        4,088      795         346       1,506                     87
                                     ---------  --------    --------   --------   --------    ---------
  Net assets available for plan
    benefits ....................   $1,635,556  $104,608    $50,835    $257,492   $34,192      $14,276
                                    ==========  ========    ========   ========   ========    =========

Unit or share values (note 2) ...       $79.48    $70.85     $11.49      $48.25                 $28.92
                                        ======    ======     ======      ======                 ======


The accompanying notes are an integral part of these financial statements.

Continued on next page


                                                       PAGE 8

                                             THRIFT PLAN FOR EMPLOYEES
                                                         OF
                                                     CONOCO INC.

                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                WITH FUND INFORMATION
                                            DECEMBER 31, 1993 (Continued)

                                 (Dollars In Thousands, Except Unit or Share Values)

                                                             FUND INFORMATION
                                   ------------------------------------------------------------
                                                                         Merrill
                                    Merrill   Merrill       Merrill      Lynch
                                    Lynch     Lynch         Lynch        Basic
                                    Global    Balanced      Capital      Value
                                    Holdings  Fund          Fund         Fund         Total
                                    --------  ---------    --------     --------    -----------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $186,834) .............                                                     $255,889
  Pooled investments (cost
    $203,991)....................   $20,208     $7,041     $16,291       $8,587        220,294
  Fixed income
    (contract value $1,593,824)..                                                    1,593,824
  Short-term investments & cash
  (cost $38,359).................       278          2           6            8         38,359
  Loans to participants-
    principal balance ...........                                                       34,192
                                    --------    -------     -------      -------     ----------

     Total investments ..........    20,486      7,043      16,297        8,595      2,142,558


Receivables
  Due from Conoco Inc............       165         44         138           92          7,261
                                    --------    -------    --------      -------      ---------
  Net assets available for plan
    benefits ....................   $20,651     $7,087     $16,435       $8,687     $2,149,819
                                    =======     =======    ========      =======    ===========

Unit or share values (note 2) ...    $13.14     $12.33      $27.97       $23.37
                                     ======     ======      ======       ======


The accompanying notes are an integral part of these financial statements.

                                                       PAGE 9
                                              THRIFT PLAN FOR EMPLOYEES
                                                   OF CONOCO INC.

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                              WITH FUND INFORMATION
                                          FOR THE YEAR ENDED DECEMBER 31, 1994
                                                (Dollars in Thousands)

                                                       FUND INFORMATION
                             ---------------------------------------------------------------------
                                           Family     3-Way        DuPont                 Merrill
                               Fixed         of       Asset        Common                 Lynch
                               Income      Mutual     Allocation   Stock       Loan       Equity
                               Fund        Funds      Fund         Fund        Fund       Index
                            -----------  ---------   --------   ---------    ---------   ---------
Investment income
  Interest .................  $141,141        $15         $7         $40       $2,799          $2
  Dividends ................                4,638                  8,635
  Distribution of loan
    interest income ........     1,662        264         89         599       (2,799)         26
                            -----------  ---------   --------   ---------    ---------   ---------
    Total investment income.   142,803      4,917         96       9,274                       28

Net realized gains(losses)                    193        635      24,111                      204
Net unrealized appreciation
  (depreciation) in fair
  value of investments .....               (6,955)    (1,899)     21,620                      (62)
Contributions
  Conoco Company's
    contributions (net
    of forfeiture of $456)..    15,652      3,272      1,239       5,273                      295
  Participants' savings.....    83,935      8,726      2,817       9,436                      649
  CESOP transfers ..........     1,538         50         29       1,676                        2
                            -----------  ---------   --------   ---------    ---------   ---------
                               243,928     10,203      2,917      71,390                    1,116
                            -----------  ---------   --------   ---------    ---------   ---------
Withdrawals ................   (92,897)    (3,890)    (1,749)     (9,803)      (3,443)       (547)
Net transfers among funds
  Loans ....................   (13,325)      (970)      (511)     (2,660)      18,091         (63)
  Loan principal repayments.     8,529      1,416        415       2,792      (14,129)        120
  Other authorized
    transfers ..............     2,194     11,414     (5,340)    (13,159)                    (664)
Affiliated company
  transfers in(out)               (915)      (230)        (8)         (4)         (18)
                            -----------  ---------   --------   ---------    ---------   ---------
                               (96,414)     7,740     (7,193)    (22,834)         501      (1,154)
                            -----------  ---------   --------   ---------    ---------   ---------
Change in net assets
  available for plan
  benefits for the year.....   147,514     17,943     (4,276)     48,556          501         (38)
Net assets available
  for plan benefits:
  Beginning of year ........ 1,635,556    104,608     50,835     257,492       34,192      14,276
                            -----------  ---------   --------   ---------    ---------   ---------
  End of year ..............$1,783,070   $122,551    $46,559    $306,048      $34,693     $14,238
                            ===========  =========   ========   =========    =========   =========


The accompanying notes are an integral part of these financial statements. Continued on next page


                                                       PAGE 10

                                            THRIFT PLAN FOR EMPLOYEES
                                                   OF CONOCO INC.

                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                               WITH FUND INFORMATION
                                 FOR THE YEAR ENDED DECEMBER 31, 1994 (Continued)
                                               (Dollars in Thousands)

                                                           FUND INFORMATION
                                      -----------------------------------------------------------
                                                                           Merrill
                                       Merrill     Merrill     Merrill     Lynch
                                       Lynch       Lynch       Lynch       Basic
                                       Global      Balanced    Capital     Value
                                       Holdings    Fund        Fund        Fund           Total
                                      ----------   ---------  ---------   ---------    -----------
Investment income
  Interest ...................               $5          $1         $3          $2       $144,015
  Dividends ..................            1,114         676      1,619         637         17,319
  Distribution of loan
    interest income ..........               77          12         34          36
                                       ---------    --------  ---------   ---------    -----------
    Total investment income ..            1,196         689      1,656         675        161,334

Net realized gains (losses) ..               87        (153)        66          19         25,162
Net unrealized appreciation
  (depreciation) in fair
  value of investments .......           (2,412)       (991)    (1,530)       (480)         7,291
Contributions
  Conoco Company's
    contributions (net
    of forfeiture of $456)....              826         179        509         356         27,601
  Participants' savings ......            1,881         385      1,096         935        109,860
  CESOP transfers ............                5                                  2          3,302
                                       ----------   --------  ---------   ---------    -----------
                                          1,583         109      1,797       1,507        334,550
                                       ----------   --------  ---------   ---------    -----------
Withdrawals ..................           (1,207)       (413)      (639)       (276)      (114,864)
Net transfers among funds
  Loans ......................             (266)        (72)      (128)        (96)
  Loan principal repayments ..              385          71        182         219
  Other authorized transfers .            6,271      (1,006)       480        (190)
Affiliated company
  transfers in(out).........                 (7)         (2)        (1)        (40)        (1,225)
                                       ----------   --------  ---------   ----------   -----------
                                          5,176      (1,422)      (106)       (383)      (116,089)
                                       ----------   --------  ---------   ----------   -----------
Change in net assets
  available for plan
  benefits for the year ......            6,759      (1,313)     1,691       1,124        218,461
Net assets available
  for plan benefits:
  Beginning of year ..........           20,651       7,087     16,435       8,687      2,149,819
                                       ---------    ---------  --------   ----------   -----------
  End of year ................          $27,410      $5,774    $18,126      $9,811     $2,368,280
                                       =========    =========  ========   ==========   ===========


The accompanying notes are an integral part of these financial statements.


                                                       PAGE 11
                                              THRIFT PLAN FOR EMPLOYEES
                                                    OF CONOCO INC.
                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                 WITH FUND INFORMATION
                                          FOR THE YEAR ENDED DECEMBER 31, 1993
                                                 (Dollars in Thousands)

                                                       FUND INFORMATION
                             ---------------------------------------------------------------------
                                           Family     3-Way        DuPont                 Merrill
                               Fixed         of       Asset        Common                 Lynch
                               Income      Mutual     Allocation   Stock       Loan       Equity
                               Fund        Funds      Fund         Fund        Fund       Index
                             ---------   ---------   --------   ----------   ---------   ---------
Investment income
  Interest ................. $131,205          $1         $6         $36       $2,575          $2
  Dividends ................                8,897                  9,408
  Distribution of loan
    interest income.........    1,550         174         64         664       (2,575)         27
                             ---------   ---------   --------   ---------    ---------    --------
    Total investment income.  132,755       9,072         70      10,108                       29

Net realized gains..........                1,317        603      13,684                      258
Net unrealized appreciation
  (depreciation) in fair
  value of investments .....                6,794      5,808      (3,432)                   1,249
Contributions
  Conoco Company's
    contributions (net
    of forfeiture of $526)..   17,865       2,553      1,337       6,768                      339
  Participants' savings.....  138,910       7,952      3,805      11,507                      920
  CESOP transfers ..........    1,790          29         27       2,728
                            ----------   ---------   --------   ---------    ---------    --------
                              291,320      27,717     11,650      41,363                    2,795
                            ----------   ---------   --------   ---------    ---------    --------
Withdrawals ................  (78,334)     (1,934)    (1,313)    (10,426)      (1,797)       (677)
Net transfers among funds
  Loans ....................  (16,815)     (1,015)      (684)     (4,391)      23,669        (193)
  Loan principal repayments.    7,501         841        333       2,839      (12,186)        114
  Other authorized
    transfers ..............   (2,493)    (27,647)     1,272     (23,748)                  12,244
Affiliated company
  transfers in(out).......     (1,126)        (14)      (104)        (82)         (57)         (7)
                             ---------   ---------   --------   ---------    ---------    --------
                              (91,267)    (29,769)      (496)    (35,808)       9,629      11,481
                             ---------   ---------   --------   ---------    ---------    --------
Change in net assets
  available for plan
  benefits for the year.....  200,053      (2,052)    11,154       5,555        9,629      14,276
Net assets available
  for plan benefits:
  Beginning of year ........  1,435,503   106,660     39,681     251,937       24,563
                             ---------   ---------   --------   ---------    --------     --------
  End of year .............. $1,635,556  $104,608    $50,835    $257,492      $34,192     $14,276
                             ========== =========    ========   =========    ========     ========


The accompanying notes are an integral part of these financial statements. Continued on next page


                                                       PAGE 12
                                            THRIFT PLAN FOR EMPLOYEES
                                                   OF CONOCO INC.

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                  WITH FUND INFORMATION
                                    FOR THE YEAR ENDED DECEMBER 31, 1993 (Continued)
                                                  (Dollars in Thousands)

                                                       FUND INFORMATION
                             ----------------------------------------------------------------------
                                                                Merrill
                             Merrill     Merrill    Merrill     Lynch
                             Lynch       Lynch      Lynch       Basic
                             Global      Balanced   Capital     Value        Cash
                             Holdings    Fund       Fund        Fund         Fund       Total
                             ---------  ---------   ---------   --------     --------   -----------
Investment income
  Interest .................      $2          $1          $2         $1                   $133,831
  Dividends ................   1,110         825       1,032        394                     21,666
  Distribution of loan
    interest income.........      34          13          32         17
                             --------   ---------   ---------   --------     --------   -----------
    Total investment income.   1,146         839       1,066        412                    155,497

Net realized gains..........     172         112         173         69                     16,388
Net unrealized appreciation
  (depreciation) in fair
  value of investments......   1,333                     657         94                     12,503
Contributions
  Conoco Company's
  contributions (net
  of forfeiture of $526)....     419         176         528        192         (28)        30,149
  Participants'savings .....   1,427         851       1,510      1,326                    168,208
  CESOP transfers ..........       1           4           2         14                      4,595
                             --------   ---------   ---------   --------     --------   -----------
                               4,498       1,982       3,936      2,107         (28)       387,340
                             --------   ---------   ---------   --------     --------   -----------
Withdrawals.................    (249)       (615)       (691)      (158)       (176)       (96,370)
Net transfers among funds
  Loans ....................    (246)        (87)       (193)       (45)
  Loan principal repayments.     191          59         212         96
  Other authorized
    transfers...............  16,457       5,748      13,187      6,687      (1,707)
Affiliate company
  transfers in(out) ......                               (16)                               (1,406)
                             --------   ---------   ---------   --------     --------   -----------
                              16,153       5,105      12,499      6,580      (1,883)       (97,776)
                             --------   ---------   ---------   --------     --------   -----------
Change in net assets
  available for plan
  benefits for the year.....  20,651       7,087      16,435      8,687      (1,911)       289,564
Net assets available
  for plan benefits:
  Beginning of year ........                                                   1,911     1,860,255
                             --------   ---------   ---------   --------     --------   -----------
  End of year .............. $20,651      $7,087     $16,435     $8,687                 $2,149,819
                             ========   =========   =========   ========     ========   ===========


The accompanying notes are an integral part of these financial statements.

                        THRIFT PLAN FOR EMPLOYEES
                                     OF
                          CONOCO INC. ("THE COMPANY")

                        NOTES TO FINANCIAL STATEMENTS


NOTE 1 -- DESCRIPTION OF THE THRIFT PLAN:

THE PLAN

          The Thrift Plan for Employees of Conoco Inc.(the "Plan") is a defined contribution plan which was established in 1952 by Conoco Inc., a wholly-owned subsidiary of E. I. du Pont de Nemours and Company (DuPont).

          The purpose of the Plan is to encourage employees to save systematically a portion of their current compensation and to assist them to accumulate additional means for the time of their retirement. The Plan is a tax-qualified, contributory profit sharing plan. Employees of the Company, including employees of affiliated companies that have adopted the Plan, who have completed a designated period of 12 consecutive months during which they complete 1,000 hours or more of service; who are regular, full time employees and have completed at least one year of continuous service; are eligible to participate in a qualified profit-sharing plan of an affiliated company from which they were transferred; or became members of the Retirement Plan of Conoco Inc. (now the Pension and Retirement Plan of E. I. duPont de Nemours and Company) prior to January 1, 1993, are eligible to participate in the Plan.

          An eligible employee may authorize the Company to make a payroll deduction under the Plan ranging from 1% to 15% of monthly pay. The amount deducted can be deposited into a before-tax or after-tax account or some combination thereof. The before-tax provision is permitted under Section 401(k) of the Internal Revenue Code. Nondiscrimination rules of the Internal Revenue Code require that the average savings rates in both the before-tax and after-tax accounts of "Highly Compensated" employees (as defined by the IRS) should be limited by the average savings rates of "Nonhighly Compensated" employees. At December 31, 1994 and December 31, 1993, the allowable after-tax savings rate was 1% and 6% respectively, and their allowable before-tax savings rate was 7% and 11% respectively. In addition, in accordance with Internal Revenue Code, the Plan limited contributions by any employee to the before-tax account to $9,240 in 1994 and $8,994 in 1993. The Company will contribute an amount equal to 100% of the participant's savings deductions during a month except that no company contribution will be made for any participant's savings in excess of 6% of monthly pay. In addition, subject to certain limitations, participants who are eligible to make cash supplemental deposits may make lump sum deposits or deposits in the form of monthly deductions in excess of 15%. Due to the discrimination rules of the Internal Revenue Code, only "Non-highly Compensated" participants are currently able to make supplemental cash deposits.

                        THRIFT PLAN FOR EMPLOYEES
                                     OF
                          CONOCO INC. (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


          A participant with less than five years of participation credit or service, who withdraws any matched before-tax or after-tax savings will forfeit a portion of related company contributions in accordance with the specific plan provisions. Company contributions will be suspended for six months if a participant withdraws any matched before-tax or after-tax savings or company contributions contributed to the account during the last two years of participation or any earnings in the before-tax or after-tax accounts. Employee deposits and matching company contributions will be suspended for up to 12 months if a participant withdraws any before-tax contribution prior to age 59-1/2. In certain circumstances such a withdrawal may also preclude a participant from making any pre-tax contributions in the year following the withdrawal. Any vested participant who retires or separates from service may elect to make a full account withdrawal at any time. Mandatory minimum distribution commences in March following the year the participant reaches age 70-1/2.

          Participants may borrow up to one-half of their nonforfeitable account balances subject to certain minimum and maximum loan limitations. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without penalty.

  INVESTMENT FUNDS

          The following investment funds have been established with trustees for the investment of employee savings and company contributions. The nature of the investments maintained in each fund is described below:

Fixed Income Fund            -- Investments under agreement with one or more
                                financial institutions, including insurance
                                companies, banks and other investment
                                companies which provide for the return of
                                principal in full plus the payment of
                                interest at a predetermined rate for a
                                specific period of time. The fund's blended
                                rate of return for the 12 months ending
                                December 31, 1994 and December 31, 1993
                                was 8.51% and 8.97%, respectively.
Family of Mutual Funds       -- A group of seven different mutual funds, each
                                with its own investment objectives, offered through Fidelity Investments Institutional Operations Company. As of January 13, 1993 these funds were transferred to similar mutual funds at Merrill Lynch with the

                        THRIFT PLAN FOR EMPLOYEES
                                     OF
                          CONOCO INC. (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


                                exception of Magellan and Retirement Growth
                                which were combined into the Magellan fund.
                                The Magellan Fund continues to be shown under
                                the caption Family of Mutual Funds.
3-Way Asset Allocation Fund  -- 3-Way Asset Allocation Fund with money invested by Wells Fargo Nikko Investment
                                Advisors among stocks, bonds, and cash
                                (money market).
DuPont Common Stock Fund    --  Common Stock of E. I. duPont de Nemours and
                                Company ("DuPont"), Conoco's ultimate parent
                                company.
Loan Fund                    -- Participant loans--amounts transferred from
                                the Fixed Income Fund, the Fidelity Family of
                                Mutual Funds, Merrill Lynch Mutual Funds, the
                                DuPont Common Stock Fund and/or the 3-Way
                                Asset Allocation Fund that are loaned to
                                participants.
Merrill Lynch Funds          -- A group of 5 different mutual funds each with
                                its own investment objective offered through
                                Merrill Lynch.
Cash Fund                    -- Funds invested overnight in an interest
                                bearing account awaiting investment in one of the Plan options or distribution to Plan participants.

          Participants may allocate their before and after-tax savings deductions and company contributions among all funds at their discretion.

          CESOP transfers represent transfers to the Plan from the Conoco Employee Stock Ownership Plan sponsored by the Company. Affiliated company transfers in(out) represent the net movement of participant account balances between the Plan and other Company sponsored defined contribution benefit plans.

          At December 31, 1994 the Plan participants directed their savings and the related matching company contributions be invested in the following funds (approximate number of participants in each fund): Fixed Income Fund (14,000); Family of Mutual Funds (4,000); DuPont Common Stock Fund (7,700); 3-Way Asset Allocation Fund (2,300); Merrill Lynch (ML) Global Holdings (1,700); ML Balanced Fund(700); ML Equity Index (900); ML Capital Fund (1,300); ML Basic Value Fund (700). Approximately 3,900 participants had loans outstanding in the Loan Fund at December 31, 1994.

                        THRIFT PLAN FOR EMPLOYEES
                                     OF
                          CONOCO INC. (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


  ADMINISTRATION

          The designated trustee of all the aforementioned funds is Merrill Lynch Trust Company of America (Merrill Lynch). The administration of the Plan is vested in the Board of Directors of Conoco Inc. which may designate three or more persons to operate and administer the Plan. The Board of Directors of Conoco Inc. or it's delegee may designate three or more persons to serve on the Employee Benefit Plans Board which has the authority to appoint trustees and select insurers. All recordkeeping and trustee fees of the Plan are paid by the Company. The administrative fees for the Fixed Income Fund are netted against the investment income of these funds.

          While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan is terminated, all participants become vested and the distribution of all account balances will be made based upon the valuation of the participant's account.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          For financial reporting purposes, the assets of the Plan are reflected on the accrual and fair value bases of accounting. The provi-sions of the Employee Retirement Income Security Act of 1974 (ERISA) require presentation based on fair value. The Fixed Income Fund guaranteed investment contracts (GIC), separate account portfolios (SAP) and synthetic guaranteed investment contracts (SYN) are fully benefit responsive and thus, are stated at cost plus accrued interest, using the contracted interest rates applied to the daily account balances. Investments in the Family of Mutual Funds, the DuPont Common Stock Fund, and Merrill Lynch Mutual Funds, except for the Equity Index Fund, are stated at fair value based on publicly quoted market prices. Investments in the Merrill Lynch Equity Index Fund and the 3-Way Asset Allocation Fund are stated at the fair value of all underlying assets as reported by the applicable custodian. The fair value of loans to participants in the Loan Fund represent the outstanding principal balances of the loans.

          The unit value or price of the Fixed Income Fund, the 3-Way Asset Allocation Fund, Merrill Lynch Mutual Funds and the DuPont Common Stock
Fund, reflect the prices at which participant's accounts are valued at the end of the period reported. The "Net Asset Value" per share, or NAV, for each Fund in the Family of Mutual Funds is computed by adding the value of all portfolio holdings and other assets, deducting liabilities and then dividing the result by the number of shares outstanding at month end. Fidelity Investments Institutional Operations Company calculates each of these funds' NAV at the close of each business day of the New York Stock Exchange. There is no unit value for the Loan Fund since loans are identified directly with participants' accounts. The Company may, at its option, issue DuPont common stock in lieu of cash contributions to the DuPont

                         THRIFT PLAN FOR EMPLOYEES
                                     OF
                          CONOCO INC. (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


Common Stock Fund and also in lieu of cash dividends on DuPont common stock. The number of shares issued is based upon the cash value of the contributions and dividends divided by the market value of DuPont common stock at the end of the month of issue. Shares of DuPont common stock are allocated to participants in the DuPont Common Stock Fund based on the ratio of the amount deposited to each participant's account to the total amount contributed to the Fund.

          Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Gains and losses on the sale of the DuPont Common Stock Fund investment securities are based on average cost of the securities sold and are recognized on the trade date.

          Certain reclassifications have been made to the Plan's 1993 financial statements to conform with the 1994 presentation.

NOTE 3 -- INVESTMENTS

          The following presents the Plan's investments at fair value.

                                                December 31,  December 31,
                                                    1994            1993
                                                ------------  ------------
                                                   (Dollars in Thousands)
Investments at fair value
  Fixed income (GIC, SAP, SYN)..............    $1,744,067      $1,593,824
  DuPont common stock ......................       304,645         255,889
  Short-term investments & cash ............        35,737          38,359
  Loans to participants ....................        34,685          34,192
  Pooled investments .......................       242,878         220,294
                                                ----------      ----------
    Total investments at fair value ........    $2,362,012      $2,142,558
                                                ==========      ==========

          At December 31, 1994, the Plan held 5,415,913 shares of DuPont common stock valued at $56.25 per share. Investment in the DuPont Common Stock Fund, the Fidelity Family of Mutual Funds, and certain Fixed Fund contracts individually represented more than 5% of the net assets available for benefits at December 31, 1994. Short term investments represent funds deposited in the Merrill Lynch Government Fund, a money market fund.

                         THRIFT PLAN FOR EMPLOYEES
                                     OF
                            CONOCO INC. (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


          The pooled investments consist of the following:

                                                       December 31, 1994
                                                 --------------------------
                                                 Fair Market
                                                     Value          Cost
                                                 -----------     ----------
                                                   (Dollars in Thousands)
  3-Way Asset Allocation Fund ..............     $   46,293      $   42,384
  Family of Mutual Funds ...................        121,785         121,580

  Merrill Lynch Mutual Funds ...............
    Equity Index Trust......................         14,161          12,974
    Global Holdings.........................         27,186          28,265
    Balanced Fund...........................          5,730           6,721
    Capital Fund ...........................         17,993          18,865
    Basic Value Fund........................          9,730          10,116
                                                 ----------      ----------
  Total Pooled Investments .................     $  242,878      $  240,905
                                                 ==========      ==========

          The Fixed Income Fund option provided by the Plan is also available to participants in the Investment Plan for Salaried Employees of Consol Inc. (the "Consol Plan"), administered by Consol Inc., a corporate joint venture owned equally by DuPont and subsidiaries of RWE AG of Germany. Accordingly, the investments in these funds by participants in the Plan and the Consol Plan have been commingled for investment purposes; however, the plan assets are maintained separately by the trustee.

                         THRIFT PLAN FOR EMPLOYEES
                                     OF
                            CONOCO INC. (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


          The Plan's fixed income guaranteed investment contracts, separate account portfolios (SAP) and synthetic guaranteed investment contracts (SYN) at December 31, 1994 consist of the following:

                                                                  Current
          Description                                              Value
          -----------                                           -----------
                                                                (Dollars in
                                                                 Thousands)

Aetna Life Insurance Company--9.32%, 6/1/99 ..................  $   94,572
Aetna Life Insurance Company--9.89%, 6/1/00 ..................      82,728
Aetna Life Insurance Company--9.01%, 6/1/01 ..................      92,293
Bankers Trust Company--5.74%, 12/31/01 (SYN)..................      83,160
Bankers Trust Company--7.67%, 12/31/25 (SYN)..................      31,594
Citibank--7.40%, 8/31/01 (SYN)................................      39,288
Metropolitan Life Insurance Co.--7.26%, 6/30/01 (SAP).........     169,104<F1>
New York Life Insurance Co.--9.71%, 6/1/99....................      96,935
New York Life Insurance Co.--9.11%, 6/1/99....................      94,079
Principal Financial Group--9.5%, 6/1/98.......................     116,093
Principal Financial Group--9.10%, 6/1/99......................      91,062
Provident National Assurance Co.--9.52%, 6/30/95..............       4,313
Providian Capital Management--6.10%, 1/4/99 (SYN).............     107,487
Prudential Insurance Co.--9.66%, 6/1/98.......................     117,132
Prudential Insurance Co.--9.96%, 6/1/98.......................     119,149<F1>
Prudential Insurance Co.--8.35%, 7/1/99 (SAP).................     158,951<F1>
Prudential Insurance Co.-7.10%, 7/1/99 (SAP)..................     160,145<F1>
Travelers Insurance Co.--10.13%, 1/02/95......................       7,432
Travelers Insurance Co.--9.66%, 6/1/00........................      78,550
                                                                ----------
    Total Investment in Fixed Income  ........................  $1,744,067
                                                                ==========

[FN]
<F1>Represents more than 5% of the net assets available for benefits at December 31, 1994

                         THRIFT PLAN FOR EMPLOYEES
                                     OF
                            CONOCO INC. (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


NOTE 4 -- REALIZED AND UNREALIZED GAINS AND LOSSES

          Realized and unrealized gains and losses are calculated based upon historical cost of assets. Such gains and losses are computed on a current value basis for Form 5500. The difference may result in a differing classi-fication between realized and unrealized but the total gain or loss will be unaffected.

NOTE 5 -- INCOME TAX STATUS

          The Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code and the related Trusts are exempt from federal taxation under Section 501(a) of the Code. A favorable tax determination letter has been received by the Plan. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's Tax Counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

          Participants in the Plan are not subject to federal income taxes on account balances arising from employer contributions, tax-deferred employee deposits, or accrued income until distributions or withdrawals are made.

NOTE 6 -- CHANGE OF TRUSTEE AND RECORDKEEPER

          Effective January 1993 the record-keeping of the Plan was transferred to Merrill Lynch, Pierce, Fenner & Smith Incorporated. Concurrently with this move, Merrill Lynch became the Trustee for the Fixed Income Fund, Family of Mutual Funds, 3-Way Asset Allocation Fund, DuPont Common Stock Fund, Loan Fund and the Merrill Lynch Mutual Funds.

NOTE 7 -- WELLS FARGO CONVERSION

          In January 1993, the Plan's position in the Wells Fargo 3-Way Asset Allocation Fund was converted from Monthly (U.S. Tactical Asset Allocation
Fund) to Daily (U.S. Tactical Asset Allocation Fund E). This conversion resulted in a change of the base unit value to $10 per share with a relative change in shares held to ensure no gain or loss for participants. The conversion was necessary to allow daily trading of the 3-Way Asset Allocation Fund.

                         THRIFT PLAN FOR EMPLOYEES
                                     OF
                            CONOCO INC. (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


NOTE 8 -- RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

          The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                         December 31,
                                                    1994            1993
                                                -----------     -----------
                                                   (Dollars in Thousands)
Net assets for benefits per the
  financial statements                          $2,368,280      $2,149,819
Less:  Amounts allocated to
  withdrawing participants                          (1,249)           (771)
                                                -----------     -----------
Net assets available for benefits
  per the Form 5500:                            $2,367,031      $2,149,048
                                                ===========     ===========


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                         Year Ended
                                                      December 31, 1994
                                                     --------------------
                                                    (Dollars in Thousands)

Benefits paid to participants per the
  financial statements                                      $114,864
Add:  Amounts allocated to withdrawing
      participants at December 31, 1994                        1,249
Less: Amounts allocated to withdrawing
      participants at December 31, 1993                         (771)
                                                          ------------
Benefits paid to participants per the Form 5500             $115,342
                                                          ============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                 SCHEDULE I
                          THRIFT PLAN FOR EMPLOYEES
                                     OF
                         CONOCO INC. (THE "COMPANY")

          ITEM 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              DECEMBER 31, 1994


     Description                                   Cost       Current Value
     -----------                                ----------    -------------
                                                   (Dollars in Thousands)

Aetna Life Insurance Co.-9.32%, 6/1/99 ........ $   94,572      $ 94,572
Aetna Life Insurance Co.-9.89%, 6/1/00 ........     82,728        82,728
Aetna Life Insurance Co.-9.01%, 6/1/01 ........     92,293        92,293
Bankers Trust Co.-5.74%, 12/31/01 (SYN)........     83,160        83,160
Bankers Trust Co.-7.67%, 12/31/25 (SYN)........     31,594        31,594
Citibank-7.40%, 8/31/01 (SYN)..................     39,288        39,288
Metropolitan Life Insurance Co.-7.26%,6/30/01(SAP) 169,104       169,104
New York Life Insurance Co.-9.71%, 6/1/99......     96,935        96,935
New York Life Insurance Co.-9.11%, 6/1/99......     94,079        94,079
Principal Financial Group-9.5%, 6/1/98 ........    116,093       116,093
Principal Financial Group-9.10%, 6/1/99 .......     91,062        91,062
Provident National Assurance Co.-9.52%, 6/30/95      4,313         4,313
Providian Capital Management-6.10%, 1/4/99 (SYN)   107,487       107,487
Prudential Insurance Co.-9.66%, 6/1/98 ........    117,132       117,132
Prudential Insurance Co.-9.96%, 6/1/98 ........    119,149       119,149
Prudential Insurance Co.-8.35%, 7/1/99 (SAP)...    158,951       158,951
Prudential Insurance Co.-7.10%, 7/1/99 (SAP)...    160,145       160,145
Travelers Insurance Co.-10.13%, 1/02/95 ......       7,432         7,432
Travelers Insurance Co.-9.66%, 6/1/00 .........     78,550        78,550
                                                ----------    ----------
  Total GIC, SAP and SYN                        $1,744,067    $1,744,067

Fidelity Magellan                                  121,580       121,785
3-Way Asset Allocation Fund                         42,384        46,293
DuPont Common Stock Fund                           213,970       304,645
Loans to Participants (7.75%-9.0%)                  34,685        34,685
Short-Term Investments & Cash                       35,737        35,737
Merrill Lynch Equity Index                          12,974        14,161
Merrill Lynch Global Holdings                       28,265        27,186
Merrill Lynch Balanced Fund                          6,721         5,730
Merrill Lynch Capital Fund                          18,865        17,993
Merrill Lynch Basic Value Fund                      10,116         9,730
                                                ----------    ----------
Total Investment Portfolio                      $2,269,364    $2,362,012
                                                ==========    ==========

SAP denotes Separate Account Portfolio.

SYN denotes Synthetic Guaranteed Investment Contract.

                                   PAGE 23
                                 SCHEDULE II
                          THRIFT PLAN FOR EMPLOYEES
                                     OF
                         CONOCO INC. (THE "COMPANY")

                ITEM 27D-SCHEDULE OF REPORTABLE TRANSACTIONS
                    FOR THE YEAR ENDED DECEMBER 31, 1994

                           (DOLLARS IN THOUSANDS)

                  TRANSACTION OR SERIES OF TRANSACTIONS IN
                EXCESS OF 5% OF CURRENT VALUE OF PLAN ASSETS

                                           Contract  Current
Identity                                   Value/    Value On
of Party   Description  Purchase   Sales   Cost of   Transaction  Gain(Loss)
Involved    of Asset     Price     Price   Asset     Date         Transaction
- --------   -----------  ---------  -------  -------  -----------  -----------
Bankers    SYN           $124,314           $124,314  $124,314
Trust
Company

Bankers    SYN                      $83,725   83,725    83,725
Trust
Company



Providian  SYN            147,252            147,252   147,252

Providian  SYN                      $33,381   33,381    33,381



Fidelity   Magellan        72,402             72,402    72,402

Fidelity   Magellan                  47,265   47,072    47,265       $193



Merrill    E.I. duPont de
Lynch      Nemours &
           Company Common
           Stock          101,438            101,438   101,438

Merrill    E.I. duPont de
Lynch      Nemours &
           Company Common
           Stock                     98,613   74,501    98,613     24,112


Note: Bankers Trust and Providian represent transactions for the Conoco and Consol Plans on a commingled basis.

                        EXHIBIT INDEX


Exhibit
Number                                          Description
- -------                              ----------------------------------

  24                                 Consent of Independent Accountants.

                                                                Exhibit 24


                     CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-36339) of E. I. du Pont de Nemours and Company of our report dated April 26, 1995 which appears on page 4 of this Form 11-K.




PRICE WATERHOUSE LLP


Philadelphia, Pennsylvania

June 14, 1995